

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via E-mail</u>
Roselyn R. Bar, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re:** **Martin Marietta Materials, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 1, 2014**
> **File No. 333-194288**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-12744**

Dear Ms. Bar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-4</u>

<u>Martin Marietta Proposal 1 and TXI proposal 1…, page 37</u>

<u>Opinion of Martin Marietta's Financial Advisors, page 50; Opinion of TXI's Financial Advisors, page 65</u>

1. We note your response to comment 2 from our letter dated March 28, 2014 and have reviewed the board books. We note the statement on page 48 of the registration

statement that "[t]he TXI board noted that Martin Marietta expects the merger to result in approximately $70 million of annual pre-tax synergies by 2017." Please provide a full breakdown of the synergies as used in the valuations in the fairness opinions.

Summary of Material Joint Analyses, page 56

2. We partially reissue comment 8 from our letter dated March 28, 2014. Please revise to include the CY2014E and CY2015E EBITDA "Street Case" for both Martin Marietta and TXI as referenced on page 57, and to include the estimated net revenue for 2013, 2014 and 2015, and EBITDA, EBIT and net income for 2013 for Martin Marietta as referenced on page 68, since those estimates were used by the financial advisors in their analyses.

3. Please add disclosure in this section regarding the inadvertent errors in the provided forecasts as discussed on page 43. Also add disclosure regarding Citigroup's determination as to its fairness opinion.

Discounted Cash Flow Analysis Including Synergies, page 61

4. We reissue comment 10 from our letter dated March 28, 2014. Please revise to provide additional details regarding how the financial advisors arrived at the various discount rates and perpetual growth rates used in this analysis and explain why the rates differ from the analysis excluding synergies. We note, for instance, the perpetual growth rate used in the analysis excluding synergies was 2.5-3.5% but the perpetual growth rate used in the analysis including synergies was 1-3%. We also note the disclosure on page 60 reflects that the analysis excluding synergies applied a range of discount rates from 10.5% to 11.5%, while the disclosure on page 61 reflects that the analysis including synergies applied a range of discount rates from 9-10% in determining the present value of stand-alone tax assets and real estate proceeds.

Selected Public Companies Analysis, page 68

5. We note your response to comment 9 from our letter dated March 28, 2014. Please revise your disclosure to include the information contained in the response.

Miscellaneous, page 70

6. We note the disclosure on page 70 regarding the material relationships between Citigroup and TXI but it does not provide a quantitative description of the fees paid or to be paid to Citigroup and its affiliates by TXI and its affiliates. Please revise the registration statement to provide such disclosures.

Financial Statement Updating

7. Please update the financial statements and applicable financial information in accordance with Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 105
Note 5. Adjustments to Pro Forma Financial Statements, page 112:

8. We note your response to prior comment 18 and adjustment (f) which increased income tax expense by $550,000, which was calculated using an estimated statutory rate of 39.6%. We also note that your write-up adjustment for inventories, note (k), was calculated using an estimated statutory rate of 36%. Please explain the rational for the use of the different statutory rates.

Exhibits

9. We note your response to comment 1 from our letter dated March 28, 2014. We note that you have filed the forms of the legality opinion and tax opinions. Please file the executed opinions prior to requesting effectiveness.

10. We reissue comment 23 from our letter dated March 28, 2014. We note that the Exhibit 99.2 filed with the amended Form S-4 continues to refer to the original Form S-4 and specifically states that it does not cover any amendments to the registration statement. Please include the revised, updated consent with your amendment.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.01

Note I. Income Taxes, page 24

11. We note your response to prior comment 27 regarding your Advance Pricing Agreements with the United States and Canadian taxing authorities covering intercompany shipments during the years 2005 through 2011. Please explain whether you have recorded any tax assessments and refunds for intercompany shipments during the years ended 2012 and 2013. Please quantify the amounts recorded and disclose the assumptions used in recording these estimates.

Roselyn R. Bar, Esq.
Martin Marietta Materials, Inc.
May 16, 2014
Page 4

You may contact Dee Dee Hurst at (202) 551-3681 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: George F. Schoen, Esq.
    Cravath, Swaine & Moore LLP